COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PRESS RELEASE

Reaffirming its confidence in Brazil, in the Brazilian institutions and economy, Pão de Açúcar Group decided to make a further step to consolidate its presence in the Brazilian market. Pão de Açúcar Group and Casino Group are strengthening their successful relationship through a new joint venture transaction of which both groups will become stronger. The main objective of this Joint Venture is to provide liquidity for the fixed assets of Pão de Açúcar Group, generating proceeds that will be used to reduce short-term and long-term indebtedness and to allow the continuance of Pão de Açúcar Group’s expansion plans. This transaction will ultimately allow growth, generate productivity gains, create new jobs and reinforce the commitment to better serve the Brazilian consumers.

Companhia Brasileira de Distribuição (“CBD”), in compliance with the provisions of Article 157, Paragraph 4 of Law No. 6,404 dated December 15th, 1976 and Instrução CVM No. 358 of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) dated January 3rd, 2002, hereby informs that its controlling shareholders Abilio dos Santos Diniz (“Abilio Diniz”) and Casino Guichard Perrachon (“Casino”), as a result of their successful partnership initiated in August, 1999, executed on May 3rd, 2005, a Joint Venture Agreement (“Joint Venture Agreement”), according to which they shall continue to share the control of CBD.

As a consolidation within the controlling group of CBD, Abilio Diniz and Casino will contribute enough common shares of CBD to a Special Purpose Company (“Holding Company”) so as to allow the Holding Company to become its new direct controlling shareholder. The voting capital stock of the Holding Company shall be divided into a 50% stake for Casino and a 50% stake for Abilio Diniz. Therefore, both Casino and Abilio Diniz shall exercise a co-control over the Holding Company, and consequently of CBD. In accordance with applicable Brazilian laws and regulations, this consolidation will not yield any mandatory offer to the minority shareholders of CBD, either owner of common or preferred shares of CBD.

This agreement will further consolidate the partnership between the Casino group and Abilio Diniz. The Shareholders’ Agreement of CBD executed in 1999 by and among Pão de Açúcar S.A. Indústria e Comércio (“PAIC”), Abilio Diniz and Casino was renegotiated to reflect the co-control structure described above (“New Shareholders’ Agreement”). The New Shareholders’ Agreement to be executed at the level of the Holding Company shall remain valid for a term of forty (40) years as of the date of implementation of the joint venture, and outlines the rules for the exercise of the co-control and corporate governance of CBD.

Corporate Governance

Abilio Diniz shall be re-confirmed as the Chairman of the Board of Directors (“Conselho de Administração”) of CBD and appointed as the Chairman of the Conselho de Administração of the Holding Company. As part of his duties as Chairman of the Conselho de Administração of CBD, Abilio Diniz shall act as liaison between the Conselho de Administração and Executive Officers’ Committee (“Diretoria”) of CBD, being also responsible for the overall supervision of its management. As Chairman of the Conselho de Administração of CBD, Abilio Diniz shall have a casting vote in case of a tie on matters involving regular course of business of CBD.

Resembling CBD’s current management composition, both the Holding Company and CBD shall be managed by a Conselho de Administração and a Diretoria. Mr. Augusto Marques da Cruz Filho shall remain as the Chief Executive Officer of CBD.

As from the 8th year after the date of implementation of the joint venture and every three (3) years thereafter, there may be an alternating appointment of the Chairman of the Conselho de Administração of CBD. Also at the beginning of year 8 Casino Group will have the right to appoint the Chairman of the Conselho de Administração of the Holding Company. Should this procedure be triggered, a share put and call option could lead to an adjustment of the existing shareholding balance between the two indirect co-controlling shareholders of CBD. Even in this case, Abilio Diniz shall continue to be appointed as Chairman of the Conselho de Administração of CBD and keep his functions as liaison with the Diretoria as well as the casting vote as mentioned above, for as long as he holds a significant equity interest in CBD and CBD keeps good operating performance.

Terms and conditions of the Transaction

Abilio Diniz and the Casino Group will contribute to the Holding Company respectively 30.5 billion and 2.2 billion ordinary shares of CBD. Pursuant to this contribution, the Holding Company will own 65.6% of the voting rights of CBD. On the date of implementation of the joint venture, the Casino group will become the co-controller of the Holding Company.

Abilio Diniz will transfer to Casino the equivalent of 20.3 billion ordinary shares of CBD in exchange of: US$ 200 million (proceeds that could be reinvested in an equity interest of Casino Group — with such investment Abilio Diniz would become the 5th largest shareholder of Casino Group); R$ 1 billion Reais in cash (to be entirely reinvested on CBD through the acquisition of 60 real estate properties); 12.5 billion preferred shares of CBD, confirming the alignment of the controlling and minority shareholders interests.

As part of the transaction, Casino Group will be granted by Abilio Diniz, Lucília Maria dos Santos Diniz and Valentim dos Santos Diniz with the right to purchase 2.8 billion common shares of CBD. This acquisition, if and when implemented, will neither affect the control of CBD by the Holding Company nor the balance of control power within the Holding Company.

CBD has been informed that all shareholders of PAIC have unanimously approved a corporate reorganization pursuant to which, Mr. Valentim dos Santos Diniz and Lucília Maria dos Santos Diniz, then minority shareholders of PAIC, will be able to exchange their illiquid equity stake in PAIC for shares of CBD. Such former minority shareholders of PAIC will convert between 7.6 and 13.6 billion ordinary shares of CBD into an equal number of preferred shares.

Such former minority shareholders of PAIC will also be able to sell in the market their preferred shares of CBD, following a prearranged timetable in such a way not to affect the quotation of CBD’s shares and to allow a gradual increase in its free-float. The liquidity program will be the following: 7 billion preferred shares immediately; 7 billion preferred shares after 3 years and 8.5 billion preferred shares after 5 years. According to the liquidity program described above, the minority shareholders of PAIC are currently analyzing alternatives for a private sale of up to 6 billion preferred shares.

Following the implementation of the joint venture, the capital stock of CBD will be distributed among its shareholders, as detailed below:

	ON Shares (billions)%		PN Shares (billions)%		Total (billions)%
Holding Company	32.7	65.6	0.0	0.0	32.7	28.8
Casino	14.3	28.7	0.0	0.0	14.3	12.6
Abilio dos Santos Diniz (*)	1.4	2.8	13.8	21.7	15.2	13.4
Lucilia Maria dos Santos Diniz and Valentim dos Santos Diniz (*)(**)	1.4	2.8	21.1	33.2	22.5	19.8
Market	0.0	0.1	28.7	45.1	28.7	25.4
Total	49.8	100.0	63.7	100	113.5	100

(*)     directly or through controlled companies
(**)   assuming that 13.6 billion ordinary shares will be converted into preferred shares

Following completion of the transaction, Abilio Diniz and Casino will structure the contribution by the Casino group to CBD of the goodwill generated by the Casino group as a result of its acquisitions of the Holding Company’s and CBD’s shares. In accordance with Brazilian tax and securities legislation such goodwill can be amortized for tax purposes without impacting CBD’s net profit. When the goodwill amortization takes place, Casino Group agrees to share 20% of the benefits related thereto with CBD.

Real Estate Transaction

As part of the overall transaction, and aiming to reduce short-term and long-term indebtedness, CBD shall transfer to Abilio Diniz 60 (sixty) real estate properties, thus receiving in cash approximately R$ 1.029.000.000,00 (One Billion and Twenty Nine Million Reais). Said amount shall be invested in CBD’s debt reduction consequently strengthening CBD’s capital structure and on the expansion of CBD’s operations. Such stores represent approximately 30.5% of CBD’s total sales. As an essential condition of the transaction, such real estate properties shall concurrently be leased by CBD for a term of 40 years, under the terms of lease agreements that follow market practices (i.e. 2% of gross sales of each store) and provide for other protection mechanisms for CBD.

The transfer of such real estate properties shall be made by their book value. According to the appraisal report presented in November 2004 by Jones Lang LaSalle and Amaral D’Ávila to CBD, the book value of such real estate properties at that time was higher than their market and economic value. CBD is requesting that said appraisal report is brought up to date, and such updated report shall be available for shareholders and submitted to Shareholders’ Meeting to be called upon within the following days for approval of the transfer of the real estate properties above mentioned.

Joint Venture

This new joint venture is perceived as a natural outcome, resulting from excellent relationship between Abilio Diniz and Casino since 1999, when Casino made its initial equity investment, subscribing and paying for shares which lead Casino to become a member of the controlling group of CBD.

Casino is a leading French group engaged in the food retail business and other consumer products, with annual revenues in excess of EURO 21€ billion, currently operating more than 9,000 stores in 15 countries throughout the world. CBD is a leading Brazilian group with focus in the food retail business, currently operating 546 stores with sales area of 1,175,111 m(2) and annual revenues over R$15.5 billion.

The accomplishment of this transaction is subject to certain regulatory approvals and compliance by the parties thereto with certain conditions set forth in the Joint Venture Agreement. Casino, Abilio Diniz and CBD shall initiate the process of obtaining necessary approval from the Brazilian antitrust agency (“Conselho Administrativo de Defesa Econômica – CADE”).

At the appropriate time, Casino, Abilio Diniz and CBD will inform the market of the closing of the transactions implementing the joint venture, which shall be implemented until September 30, 2005.

São Paulo, May 4th

Abilio Diniz

Chairman of the Board of Directors

CBD

Commenting on this agreement, Abilio Diniz, Chairman of the Board of CBD, said: “I am very happy of this transaction which is the natural outcome of the excellent relationship we have had with the Casino group since 1999. This transaction will enhance the cooperation and the exchange of experiences between both Companies, allowing the strengthening of our operations in Brazil, improving our exports to France and other countries in Europe and developing and reaffirming the commitment of best serving our consumers. Another important aspect of this transaction is the restructuring of PAIC, which will provide my Father, founder of Pão de Açúcar, and my family liquidity of their investments. By implementing this step, I will continue to manage CBD, directly and personally, for as long as I can, acting as the liaison between the Board of Directors, the CEO and the Executive Officers Committee. I will also continue to be a member of the Board of Directors of Casino in France and broaden my contribution in the International Division.”

Commenting on this agreement, JEAN-CHARLES NAOURI, Chairman of the Board of the Casino Group, said: “I am delighted to consolidate our partnership with Abilio Diniz and his family. CBD is a very well managed company, which today enjoys leadership positions in the very promising Brazilian food retail market. Under the leadership of Abilio Diniz and with a stronger day-to-day involvement of the Casino group, I am convinced that CBD will keep on improving its operating performance and its market positions over the next years.”